

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-29259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2004 AND ENDING 3/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OmniVest Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8801 E. Hampden #202
(No. and Street)

Denver | CO | 80231
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Annie Phelps 303-368-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL JOHNSON & CO, LLC
(Name – *if individual, state last, first, middle name*)

9175 E. KENYON AVE | DENVER | CO | 80237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann G. Phelps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OmniVest Inc., as of Mar. 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNIVEST, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

March 31, 2005

OMNIVEST, INC.
INDEX TO FINANCIAL STATEMENTS
March 31, 2004

Michael Johnson & Co., LLC

Certified Public Accountants

9175 East Kenyon Ave., Suite 100
Denver, Colorado 80237

Michael B. Johnson C.P.A.
Member: A.I.C.P.A.
Colorado Society of C.P.A.s

Telephone: (303) 796-0099
Fax: (303) 796-0137

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Omnivest, Inc.
Denver, Colorado

We have audited the accompanying statements of financial conditions of OmniVest, Inc. as of March 31, 2005 and 2004, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omnivest, Inc. as of March 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Michael Johnson & Co LLC

Denver, Colorado
May 26, 2005

OMNIVEST, INC.
STATEMENTS OF FINANCIAL POSITION
MARCH 31,

	2005	2004
ASSETS:		
Cash and Money Market Funds	$ 60,382	$ 33,563
Commissions Receivable (no allowances for doubtful commissions deemed necessary)	11,349	51,051
Furniture & Equipment - net of depreciation	32	32
Other Assets	3,718	3,718
TOTAL ASSETS	$ 75,481	$ 88,364
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Commissions Payable	$ 33,976	$ 52,141
Total Liabilities	33,976	52,141
Stockholders' Equity:		
Preferred Stock $1.00 par value per share, authorized 250,000 shares; issued and outstanding - 13,000 shares	13,000	13,000
Common Stock $.01 par value per share, authorized 1,000,000 shares, issued and outstanding - 18,000 shares	180	180
Additional paid-in capital	25,109	25,109
Retained earnings (deficit)	3,216	(2,066)
Total Stockholders' Equity	41,505	36,223
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 75,481	$ 88,364

The accompanying notes are an integral part of these financial statements.

OMNIVEST, INC.
INCOME STATEMENTS
FOR THE YEAR ENDED MARCH 31,

	2005	2004
REVENUE:		
Commissions	$ 1,274,607	$ 1,450,085
Total Revenue	1,274,607	1,450,085
EXPENSES:		
Commissions	845,951	1,014,140
Business expenses	302,898	318,458
Salaries	120,476	105,999
Total Expenses	1,269,325	1,438,597
NET INCOME (LOSS)	$ 5,282	$ 11,488

The accompanying notes are an integral part of these financial statements.

OMNIVEST, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For Year Ended March 31, 2005

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, March 31, 1997	$ 180	$ 13,000	$ 25,109	$ (2,747)	$ 35,542
Net Loss for Year	-	-	-	(8,402)	(8,402)
Balance March 31, 1998	180	13,000	25,109	(11,149)	27,140
Net Income for Year	-	-	-	13,353	13,353
Balance March 31, 1999	180	13,000	25,109	2,204	40,493
Net loss for Year	-	-	-	(1,520)	(1,520)
Balance March 31, 2000	180	13,000	25,109	684	38,973
Net Income for Year	-	-	-	7,011	7,011
Balance March 31, 2001	180	13,000	25,109	7,695	45,984
Net Income for Year	-	-	-	11,890	11,890
Balance March 31, 2002	180	13,000	25,109	19,585	57,874
Net Loss for Year	-	-	-	(33,139)	(33,139)
Balance March 31, 2003	180	13,000	25,109	(13,554)	24,735
Net Income for Year	-	-	-	11,488	11,488
Balance March 31, 2004	180	13,000	25,109	(2,066)	36,223
Net Income for Year	-	-	-	5,282	5,282
Balance March 31, 2005	$ 180	$ 13,000	$ 25,109	$ 3,216	$ 41,505

The accompanying notes are integral parts of these financial statements.

OMNIVEST, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31,

(INDIRECT METHOD)

	2005	2004
Cash flows from operating activities:		
Net Income	$ 5,282	$ 11,488
Adjustments to reconcile net income to net cash used for operating activities		
Decrease (Increase) in commissions receivable	39,702	(41,228)
Increase (Decrease) in commissions payable	(18,165)	37,506
Total adjustments	21,537	(3,722)
Net cash provided by operating activities	26,819	7,766
Decrease in cash and cash equivalents	26,819	7,766
Cash and cash equivalents at beginning of year	33,563	25,797
Cash and cash equivalents at the end of year	$ 60,382	$ 33,563
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

OMNIVEST. INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005

Note A. SIGNIFICANT ACCOUNTING POLICIES:

Nature of business:

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act).

The Company operates pursuant to paragraph (k) (2) (B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by other broker-dealers. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3(c)(2) of the Act.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents.

Use of Estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Securities:

Securities transactions are recorded on a trade date basis, which is the date a transaction is executed.

Depreciation and amortization:

Depreciation of computer equipment and office equipment is computed using the straight-line method over the estimated useful lives of the assets.

For income tax purposes, depreciation of computer equipment and office equipment is computed using the MACRS method over the estimated useful lives of the assets.

Normal repairs and maintenance expenses are charged to operations and major improvements are capitalized.

Income Taxes:

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company's assets and liabilities and operating loss carryforwards using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

OMNIVEST, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005

Note A. SIGNIFICANT ACCOUNTING POLICIES (CONT):

Revenue Recognition:

Revenue is recognized when it is earned. Commissions and related clearing expenses are recorded on a trade-date basis.

Fair Value of Financial Instruments:

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximated fair values. These items are carried at the estimated fair values of these financial instruments at March 31, 2005.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty, or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note B. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2005 the Company had net capital of $37,755, which was $32,755 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .9 to 1.

Note C. RELATED PARTY TRANSACTIONS:

Transfer of the Company's stock is restricted by giving the Company the right of first refusal before the stock can be sold to unrelated parties.

Note D. SEGMENT INFORMATION:

Omnivest, Inc. operates primarily in a single operating segment, the stock brokerage business.

SUPPLEMENTARY SCHEDULES

Michael Johnson & Co., LLC

Certified Public Accountants

9175 East Kenyon Ave., Suite 100
Denver, Colorado 80237

Michael B. Johnson C.P.A.
Member: A.I.C.P.A.
Colorado Society of C.P.A.s

Telephone: (303) 796-0099
Fax: (303) 796-0137

To the Board of Directors of
Omnivest, Inc.
Denver, Colorado

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d)(3), and (d)(4) of the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Johnson & Co LLC

Denver, Colorado
May 26, 2005

OMNIVEST, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2005

NET CAPITAL:

Total stockholders' equity	$ 41,505
Deductions:	
Fixed assets - net of depreciation	32
Other assets	3,718
Total Deductions	3,750
NET CAPITAL	$ 37,755

AGGREGATE INDEBTEDNESS:

Commissions payable	$ 33,976
Total aggregate indebtedness	$ 33,976

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Required minimum net capital	$ 5,000
Capital in excess of minimum requirement	$ 32,755
Ratio of aggregate indebtedness to net capital	.9 to 1

*Commissions receivable are reduced by commissions payable related thereto.

OMNIVEST, INC.
RECONCILIATION OF COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2005

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5	$ 33,976
Aggregate indebtedness as computed in this report	$ 33,976

NET CAPITAL:

Net capital as reported by registrant in Part IIA of Form X-17A-5	$ 44,804
Reconciling items:	
(Decrease) in other non-allowable assets, net of accumulated depreciation	(7,049)
Net capital as computed in this report	$ 37,755

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL

Michael Johnson & Co., LLC
Certified Public Accountants
9175 East Kenyon Ave., Suite 100
Denver, Colorado 80237

Michael B. Johnson C.P.A.
Member: A.I.C.P.A.
Colorado Society of C.P.A.s

Telephone: (303) 796-0099
Fax: (303) 796-0137

To the Board of Directors of
Omnivest, Inc.
Denver, Colorado

We have audited the financial statements of OmniVest, Inc. for the year ended March 31, 2005 and have issued our report thereon dated May 26, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal control taken as a whole.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exempting provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements from prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of OmniVest, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. In addition, such study and evaluation indicated that the Company was in compliance with the conditions of the exemption under paragraph (k) (2) (ii) of rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Michael Johnson & Co LLC

Denver, Colorado
May 26, 2005

OMNIVEST, INC.

SCHEDULE OF SIPC -
GENERAL ASSESSMENT RECONCILIATION

For The Year Ended March 31, 2005

Michael Johnson & Co., LLC

Certified Public Accountants

9175 East Kenyon Ave., Suite 100
Denver, Colorado 80237

Michael B. Johnson C.P.A.
Member: A.I.C.P.A.
Colorado Society of C.P.A.s

Telephone: (303) 796-0099
Fax: (303) 796-0137

To the Board of Directors of
Omnivest, Inc.
Denver, Colorado

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of OmniVest, Inc., for the year ended March 31, 2005. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1.) Compared listed assessment payments with respective cash disbursements records entries;

2.) Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2004 to March 31, 2005, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3.) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4.) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statement of Omnivest, Inc. taken as a whole.

Michael Johnson & Co LLC

Denver, Colorado
May 26, 2005